

Mail Stop 3720

December 2, 2015

Ms. Grace He
Vice President of Finance
You on Demand Holdings, Inc.
375 Greenwich Street, Suite 516
New York, New York 10013

>   **Re: You on Demand Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 30, 2015**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2015**
>   **Filed November 16, 2015**
>   **Response Dated November 20, 2015**
>   **File No. 001-35561**

Dear Ms. He:

   We have reviewed your November 20, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Revenues, pages 27 and 29

1.   We note your response to comment 1. Please disclose your discrete revenue streams which drove your revenue growth and the amounts attributable to each for all periods presented. Specifically, it does not appear that you recognized any significant revenues from minimum guarantee payments or your mobile apps during the third quarter, compared to the first six months of the year or the comparative 2014 periods. If so, please tell us why.

2.   Please explain how "delays in the execution of certain new agreements" contributed to a revenue decline during the third quarter since per your response, you just had "entered into new distribution agreements with three new nationwide cable operators and several new distribution partners in the mobile and OTT channels." Further explain whether a "decline in monthly subscribers on some distribution platforms after the summer" may be indicative of a trend that could negatively impact your revenue outlook.

Unaudited Consolidated Statements of Cash Flows, page 8
Liquidity and Capital Resources, page 31

3.   We note your response to comment 2 and your reference to your net-90 billing terms. Notwithstanding, we note the continued growth in your receivables which negatively impacted your cash flows. In particular, most of your billed revenues for the first half of the year remained outstanding through the nine months ended September 30, 2015 and appear to be significantly past due. Tell us the nature of the underlying revenues for such receivables and why they have not been paid. To the extent that a significant portion of these revenues relate to nonrefundable minimum guarantees, confirm to us that all required content subject to such guarantees has been delivered.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or me at (202) 551-3810 with any questions.

                                Sincerely,

                                /s/ Robert S. Littlepage, for

                                Carlos Pacho
                                Senior Assistant Chief Accountant
                                AD Office 11 – Telecommunications